UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________

Form 10-Q

June 30, 2014
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended September 30, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 000-28820

_____________________________________________

JONES SODA CO.

(Exact name of registrant as specified in its charter)

_____________________________________________

Washington	52-2336602
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

66 South Hanford Street, Suite 150
Seattle, Washington	98134
(Address of principal executive offices)	(Zip Code)

_____________________________________________

(206) 624-3357

(Registrant’s telephone number, including area code)

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒     No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐     No ☒

As of November  2, 2015, there were 41,314,894 shares of the registrant's common stock issued and outstanding.

JONES SODA CO.

FORM 10-Q

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2015

EXPLANATORY NOTE

Unless otherwise indicated or the context otherwise requires, all references in this Quarterly Report on Form 10-Q to “we,” “us,” “our,” “Jones,” “Jones Soda,” and the “Company” are to Jones Soda Co., a Washington corporation, and our wholly-owned subsidiaries, Jones Soda Co. (USA) Inc. and Jones Soda (Canada) Inc.

In addition, unless otherwise indicated or the context otherwise requires, all references in this Quarterly Report to “Jones Soda” refer to our premium soda, including Jones® Soda, Jones Zilch® and Jones Stripped™ sold under the trademarked brand name “Jones Soda Co.®”

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This Quarterly Report on Form 10-Q (this “Report”) contains a number of forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, products, future results and events, and financial performance. All statements made in this Report other than statements of historical fact, including statements that address operating performance, the economy, events or developments that management expects or anticipates will or may occur in the future, including statements related to case sales, revenues, profitability, distributor channels, new products, adequacy of funds from operations, cash flows and financing, our ability to continue as a going concern, potential strategic transactions, statements regarding future operating results and non-historical information, are forward-looking statements. In particular, the words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” “can,” “plan,” “predict,” “could,” “future,” "continue," variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking.

Readers should not place undue reliance on these forward-looking statements, which are based on management’s current expectations and projections about future events, are not guarantees of future performance, are subject to risks, uncertainties and assumptions and apply only as of the date of this Report. Our actual results, performance or achievements could differ materially from historical results as well as from the results expressed in, anticipated or implied by these forward-looking statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In particular, our business, including our financial condition and results of operations and our ability to continue as a going concern may be impacted by a number of factors, including, but not limited to, the following:

•	Our ability to successfully execute on our growth strategy and our operating plan;
•

Our ability to establish, maintain and expand distribution arrangements with independent distributors, retailers, brokers and national retail accounts, most of whom sell and distribute competing products, and whom we rely upon to employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, on which our business plan and future growth are dependent in part;

•	Our ability to successfully develop and launch new products that match consumer beverage trends;
•	Our ability to increase revenues and achieve case sales goals;
•

Our ability to manage our operating expenses and generate cash flow from operations, or our ability to secure additional financing if our case sales goals take longer to achieve under our operating plan;

•

Our ability to respond to changes in the consumer beverage marketplace, including potential reduced consumer demand due to health concerns (including obesity) and legislative initiatives against sweetened beverages;

•	Our ability to manage our inventory levels and to predict the timing and amount of our sales;
•

Our reliance on third-party contract manufacturers of our products and the geographic locations of their facilities, which could make management of our distribution efforts inefficient or unprofitable;

•

Our ability to secure a continuous supply and availability of raw materials, as well as other factors affecting our supply chain including increases in raw material costs and shortages of glass in the supply chain;

•	High or rising fuel and freight costs may have an adverse impact on our results of operations;
•	Fluctuations in currency exchange rates, particularly between the U.S. and Canadian dollars, can adversely impact our results of operations;
•	Our ability to source our flavors on acceptable terms from our key flavor suppliers;

•

Our ability to attract and retain key personnel, including retaining the services of our CEO and hiring a new principal financial officer, each of which would directly affect our efficiency and operations and could materially impair our ability to execute our growth strategy;

•	Our inability to protect our trademarks and trade secrets, which may prevent us from successfully marketing our products and competing effectively;
•	Our ability to create and maintain brand name recognition and acceptance of our products, which is critical to our success in our competitive, brand-conscious industry;
•	Our ability to maintain brand image and product quality and avoid risks from other product issues such as product recalls;
•	Our ability to compete successfully against much larger, well-funded, established companies currently operating in the beverage industry;
•	Litigation or legal proceedings, which could expose us to significant liabilities and damage our reputation;
•	Our ability to maintain effective disclosure controls and procedures and internal control over financial reporting;
•	Our ability to maintain an effective information technology infrastructure;
•	Dilutive and other adverse effects on our existing shareholders and our stock price arising from future securities issuances;
•

Our ability to access the capital markets for any future equity financing, and any actual or perceived limitations to our common stock by being traded on the OTCQB Marketplace, including the level of trading activity, volatility or market liquidity;

•	Regional, national or global economic conditions that may adversely impact our business and results of operations; and
•	Our ability to comply with the many regulations to which our business is subject.

For a discussion of some of the factors that may affect our business, results and prospects, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 25, 2015. Readers are also urged to carefully review and consider the various disclosures made by us in this Report and in our other reports we file with the Securities and Exchange Commission, including our periodic reports on Forms 10-Q and current reports on Form 8-K, and those described from time to time in our press releases and other communications, which attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

PART 1 – FINANCIAL INFORMATION

ITEM 1.FINANCIAL STATEMENTS

JONES SODA CO.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2015	December 31, 2014
	(Unaudited)
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$491	$857
Accounts receivable, net of allowance of $33 and $49	2,158	1,237
Inventory	3,253	2,603
Prepaid expenses and other current assets	124	121
Total current assets	6,026	4,818
Fixed assets, net of accumulated depreciation of $902 and $1,399	40	25
Other assets	21	31
Total assets	$6,087	$4,874
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,642	$1,375
Accrued expenses	816	814
Line of credit	329	—
Taxes payable	19	23
Other current liabilities	2	38
Total current liabilities	3,808	2,250
Long-term liabilities — other	14	2
Shareholders’ equity:
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 41,314,894 and 40,972,394 shares, respectively	53,764	53,650
Additional paid-in capital	8,388	8,234
Accumulated other comprehensive income	244	295
Accumulated deficit	(60,131)	(59,557)
Total shareholders’ equity	2,265	2,622
Total liabilities and shareholders’ equity	$6,087	$4,874

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,

	2015	2014	2015	2014
	(In thousands, except share data)
Revenue	$3,763	$4,375	$10,917	$11,144
Cost of goods sold	2,814	3,325	8,174	8,529
Gross profit	949	1,050	2,743	2,615
Operating expenses:
Selling and marketing	501	592	1,462	1,681
General and administrative	445	635	1,599	2,023
Total operating expenses	946	1,227	3,061	3,704
Income (loss) from operations	3	(177)	(318)	(1,089)
Other (expense) income, net	(182)	(30)	(240)	(38)
Loss before income taxes	(179)	(207)	(558)	(1,127)
Income tax expense, net	-	(26)	(17)	(74)
Net loss	$(179)	$(233)	$(575)	$(1,201)

Net loss per share - basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.03)
Weighted average basic and diluted common shares outstanding	41,314,894	39,850,694	41,122,357	39,215,288

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(In thousands)
Net loss	$(179)	$(233)	$(575)	$(1,201)
Other comprehensive loss:
Foreign currency translation adjustment	(78)	(45)	(51)	13
Total comprehensive loss	$(257)	$(278)	$(626)	$(1,188)

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30,
	2015	2014
	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(575)	$(1,201)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19	154
Stock-based compensation	154	258
Change in allowance for doubtful accounts	(16)	10
Changes in operating assets and liabilities:
Accounts receivable	(867)	(1,372)
Inventory	(727)	(310)
Prepaid expenses and other current assets	(4)	264
Other assets	10	34
Accounts payable	1,270	608
Accrued expenses	53	15
Taxes payable	(14)	(4)
Other liabilities	(14)	(26)
Net cash used in operating activities	(711)	(1,570)
INVESTING ACTIVITIES:
Purchase of fixed assets	(34)	—
Sale of fixed assets	—	1
Net cash (used in) provided by investing activities	(34)	1
FINANCING ACTIVITIES:
Proceeds from exercise of stock options	115	676
Payment of capital lease obligations	(10)	(10)
Net proceeds from line of credit	329	—
Net cash provided by financing activities	434	666
Net decrease in cash and cash equivalents	(311)	(903)
Effect of exchange rate changes on cash	(55)	16
Cash and cash equivalents, beginning of period	857	1,464
Cash and cash equivalents, end of period	$491	$577
Supplemental disclosure:
Cash paid during period for:
Interest	$38	$10
Income taxes	30	32

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Nature of Operations and Summary of Significant Accounting Policies

Jones Soda Co. develops, produces, markets and distributes premium beverages which it sells and distributes primarily in United States and Canada through its network of independent distributors and directly to its national and regional retail accounts.

We are a Washington corporation and have two operating subsidiaries, Jones Soda Co. (USA) Inc. and Jones Soda (Canada) Inc. (“Subsidiaries”).

Basis of presentation and consolidation

The accompanying condensed consolidated balance sheet as of December 31, 2014, which has been derived from our audited consolidated financial statements, and unaudited interim condensed consolidated financial statements as of September 30, 2015, has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the Securities and Exchange Commission (SEC) rules and regulations applicable to interim financial reporting. The condensed consolidated financial statements include our accounts and accounts of our wholly owned subsidiaries. All intercompany transactions between us and our subsidiaries have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments, consisting only of those of a normal recurring nature, considered necessary for a fair presentation of our financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), which will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States (GAAP). The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five steps process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 will be effective for the fiscal and interim reporting periods beginning after December 15, 2017 using either of two methods: (i) retrospective to each prior reporting period presented within the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our consolidated financial statements.

Use of estimates

The preparation of the condensed consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, inventory valuation, depreciable lives and valuation of capital assets, valuation allowances for receivables, trade promotion liabilities, stock-based compensation expense, valuation allowance for deferred income tax assets, contingencies, and forecasts supporting the going concern assumption and related disclosures. Actual results could differ from those estimates.

Liquidity

As of September 30, 2015, we had cash and cash-equivalents of approximately $491,000 and working capital of $2.2 million. Cash used in operations during the nine months ended September 30, 2015 totaled $711,000 compared to $1.6 million for the same period a year ago. The decrease in cash used in operations compared to the same period a year ago is primarily due to an increase in our gross profit as well as a decrease in operating expenses. We incurred a net loss of $575,000 for the nine months ended September 30, 2015.

As of the date of this Report, we believe that our current cash and cash equivalents, combined with our Loan Facility and anticipated cash from operations, will be sufficient to meet our anticipated cash needs through the next twelve months.  Our Loan Facility (described below), is available for our working capital needs.

We have a revolving secured credit facility (the “Loan Facility”) with CapitalSource Business Finance Group  (previously known as BFI Business Finance). The Loan Facility allows us to borrow a maximum aggregate amount of up to $2.0 million based on eligible accounts receivable and inventory. As of September 30, 2015, our eligible borrowing base was approximately $1.6 million, of which we had drawn down $329,000.  We may use the Loan Facility for our working capital needs. The Loan Facility is available for future borrowing, as discussed further in Note 3.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our case sales goals and otherwise successfully execute our operating plan. We believe it is imperative to meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our business plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible.

The uncertainties relating to our ability to successfully execute on our business plan and finance our operations continue to raise substantial doubt about our ability to continue as a going concern. Our financial statements for the periods presented were prepared assuming we would continue as a going concern, which contemplates that we will continue in operation for the foreseeable future and will be able to realize assets and settle liabilities and commitments in the normal course of business. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that could result should we be unable to continue as a going concern.

Seasonality

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

2. Inventory

Inventory consisted of the following (in thousands):

	September 30, 2015	December 31, 2014
Finished goods	$2,446	$2,096
Raw materials	807	507
	$3,253	$2,603

Finished goods primarily include product ready for shipment, as well as promotional merchandise held for sale. Raw materials primarily include ingredients, concentrate and packaging.

3. Line of Credit

We have a revolving secured Loan Facility with CapitalSource Business Finance Group (previously known as BFI Business Finance) (“CapitalSource”), pursuant to which we, through our Subsidiaries, may borrow a maximum aggregate amount of up to $2.0 million, subject to satisfaction of certain conditions. We originally entered into this Loan Facility on December 27, 2013, and amended and renewed it for an additional year as of December 27, 2014.

Under this Loan Facility, we may periodically request advances equal to the lesser of: (a) $2.0 million, or (b) the Borrowing Base which is, in the following priority, the sum of: (i) 85% of eligible U.S. accounts receivable, plus (ii) 35% of finished goods inventory not to exceed $300,000, plus (iii) 50% of eligible Canadian accounts receivable not to exceed $300,000, subject to any reserve amount established by CapitalSource. As of September 30, 2015, our eligible borrowing base was approximately $1.6 million, of which we had drawn down $329,000. Advances under the Loan Facility bear interest at the prime rate plus 2%, where prime may not be less than 4%, and a loan fee of 0.15% on the daily loan balance is payable to CapitalSource on a monthly basis. The Loan Facility, as amended in December 2014, provides for a minimum cumulative amount of interest of $30,000 per year to be paid to CapitalSource, regardless of whether or not we draw on the Loan Facility. The Loan Facility has a term of one year which automatically extends for successive one year terms unless either party gives at least 30 days' prior written notice of its intent to terminate the Loan Facility at the end of the then current term, with an annual fee of $15,000. CapitalSource has the right to terminate the Loan Facility at any time upon 120 days’ prior written notice. All present and future obligations of the Subsidiaries arising under the Loan Facility are guaranteed by us and are secured by a first priority security interest in all of our assets. The Loan Facility contains customary representations and warranties as well as affirmative and negative covenants. As of September 30, 2015,  we were in compliance with all covenants under the Loan Facility.

We drew on our Loan Facility during the quarter with a balance of $329,000 as of September 30, 2015. The draws on the Loan Facility were used to fulfill short-term working capital needs to avoid foreign exchange losses from transferring funds from our Canadian operations to the U.S. operations. We will continue to utilize the Loan Facility, as needed, for working capital needs in the future.

4. Warrants

In February 2012 as part of our registered offering, we sold and issued warrants for the purchase of up to 3,207,500 shares of common stock. Each warrant has an exercise price of $0.70 per share, for total potential proceeds to us of up to $2,245,250 if all of the warrants are exercised in full for cash. The warrants are exercisable for cash or, solely in the absence of an effective registration statement, by cashless exercise. The exercise price of the warrants is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions, and also upon any distributions to Company shareholders, business combinations, sale of substantially all assets and other fundamental transactions. The exercise of the warrants is subject to certain beneficial ownership limitations and other restrictions set forth in the warrant documents. The term of the warrants expires on August 6, 2017.  Any remaining warrants that are outstanding on August 6, 2017, the expiration date, will automatically be exercised at that time by cashless exercise.

As of September 30, 2015,  3,057,500 of the warrants remain outstanding and warrants for 150,000 shares were previously exercised for cash in the quarter ended September 2013.  No warrants were exercised during the nine months ended September 30, 2015.

5.Shareholders’ Equity

Under the terms of our 2011 Incentive Plan (the “Plan”), the number of shares authorized under the Plan may be increased each January 1st by an amount equal to the least of (a) 1,300,000 shares, (b) 4.0% of our outstanding common stock as of the end of our immediately preceding fiscal year, and (c) a lesser amount determined by the Board of Directors (the “Board”), provided that the number of shares that may be granted pursuant to awards in a single year may not exceed 10% of our outstanding shares of common stock on a fully diluted basis as of the end of the immediately preceding fiscal year. Effective January 1, 2015, the total number of shares of common stock authorized under the Plan increased to 8,184,032 shares.

Under the terms of the Plan, the Board may grant awards to employees, officers, directors, consultants, agents, advisors and independent contractors. Awards may consist of stock options, stock appreciation rights, stock awards, restricted stock, stock units, performance awards or other stock or cash-based awards. Stock options are granted at the closing price of our stock on the date of grant, and generally have a ten-year term and vest over a period of 48 months with the first 25.0% cliff vesting one year from the grant date and monthly thereafter. As of September 30, 2015, there were 3,371,871 shares of unissued common stock authorized and available for future awards under the Plan.

(a)	Stock options:

A summary of our stock option activity is as follows:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2015	2,576,987	$0.58
Options granted	790,000	0.32
Options exercised	(342,500)	0.33
Options cancelled/expired	(425,000)	0.41
Balance at September 30, 2015	2,599,487	$0.56
Exercisable, September 30, 2015	1,801,966	$0.65
Vested and expected to vest	2,374,169	$0.58

 (b)Stock-based compensation expense:

Stock-based compensation expense is recognized using the straight-line attribution method over the employees’ requisite service period. We recognize compensation expense for only the portion of stock options or restricted stock expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee termination behavior. If the actual number of forfeitures differs from those estimated by management, additional adjustments to stock-based compensation expense may be required in future periods.

At September 30, 2015, we had unrecognized compensation expense related to stock options of $128,000 to be recognized over a weighted-average period of 2.4 years.

The following table summarizes the stock-based compensation expense attributable to stock options (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Income statement account:
Selling and marketing	$12	$16	$36	$34
General and administrative	11	55	118	224
	$23	$71	$154	$258

We employ the following key weighted-average assumptions in determining the fair value of stock options, using the Black-Scholes option pricing model and the simplified method to estimate the expected term of “plain vanilla” options:

	Nine months ended September 30,
	2015		2014
Expected dividend yield	—		—
Expected stock price volatility	88.1%		101.6%
Risk-free interest rate	1.6%		1.8%
Expected term (in years)	5.4	years	5.5	years
Weighted-average grant date fair-value	$0.24		$0.34

The aggregate intrinsic value of stock options outstanding at September 30, 2015 and 2014 was $120,000 and $150,000 and for options exercisable was $64,000 and $109,000, respectively. Additionally, the aggregate intrinsic value of options exercised during the nine months ended September 30, 2015 and 2014 was $0 and $107,000, respectively. The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option.

6. Segment Information

We have one operating segment with operations primarily in the United States and Canada. Sales are assigned to geographic locations based on the location of customers. Sales by geographic location are as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenue:
United States	$2,721	$2,672	$7,567	$7,365
Canada	962	1,542	3,099	3,516
Other countries	80	161	251	263
Total revenue	$3,763	$4,375	$10,917	$11,144

During the three months ended September 30, 2015 and 2014,  three of our customers represented approximately 23% and 43%, respectively, of revenue. During the nine months ended September 30, 2015 and 2014,  three of our customers represented approximately 17% and 36% respectively, of revenue.

ITEM 2.MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion and analysis in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Report and the 2014 audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission (SEC) on March 25, 2015.

This Report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” “can,” “plan,” “predict,” “could,” “future,” “continue,” variations of such words, and similar expressions. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined at the beginning of this report under “Cautionary Notice Regarding Forward-Looking Statements” and in Item 1A of our most recent Annual Report on Form 10-K filed with the SEC. These factors may cause our actual results to differ materially from any forward-looking statements. Except as required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We develop, produce, market and distribute premium beverages which we sell and distribute primarily in the United States and Canada through our network of independent distributors and directly to our national and regional retail accounts. We also sell products in select international markets. Our products are sold primarily in grocery stores, convenience and gas stores, “up and down the street” in independent accounts such as delicatessens and sandwich shops, as well as through our national accounts with several large retailers. We refer to our network of independent distributors as our direct store delivery (DSD) channel, and we refer to our national and regional accounts who receive shipments directly from us as our direct to retail (DTR) channel. We do not directly manufacture our products but instead outsource the manufacturing process to third-party contract manufacturers. We also sell various products online, including soda with customized labels, wearables, candy and other items, and we license our trademarks for use on products sold by other manufacturers.

Our Focus for Fiscal 2015: Sales Growth

Our focus for 2015 is on revenue, case sales growth and driving to profitability.

The following are key components of this focus for 2015:

•	Utilize the strategic distribution improvements implemented across the United States and Canada to grow national and independent account sales of our core Jones Soda lines;
•	Expand the distribution of Jones Stripped in the United States and Canada, which previously was launched in select regions in the United States;
•	Increase the focus on international expansion;
•	Expand our newly launched fountain program of our core product lines in the United States and Canadian marketplaces; and
•	Build upon partnerships with major retail chains in innovative ways, while continuing to build our base of independent accounts.

Results of Operations

The following selected financial and operating data are derived from our condensed consolidated financial statements and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements.

	Three months ended September 30,				Nine months ended September 30,
	2015	% of Revenue	2014	% of Revenue	2015	% of Revenue	2014	% of Revenue
Consolidated statements of operations data:	(Dollars in thousands, except per share data)
Revenue	$3,763	100.0%	$4,375	100.0%	$10,917	100.0%	$11,144	100.0%
Cost of goods sold	(2,814)	(74.8)%	(3,325)	(76.0)%	(8,174)	(74.9)%	(8,529)	(76.5)%
Gross profit	949	25.2%	1,050	24.0%	2,743	25.1%	2,615	23.5%
Selling and marketing expenses	(501)	(13.4)%	(592)	(13.5)%	(1,462)	(13.4)%	(1,681)	(15.1)%
General and administrative expenses	(445)	(11.8)%	(635)	(14.5)%	(1,599)	(14.6)%	(2,023)	(18.2)%
Income (loss) from operations	3	0.1%	(177)	(4.0)%	(318)	(2.9)%	(1,089)	(9.8)%
Other (expense) income, net	(182)	(4.8)%	(30)	(0.7)%	(240)	(2.2)%	(38)	(0.3)%
Loss before income taxes	(179)	(4.8)%	(207)	(4.7)%	(558)	(5.1)%	(1,127)	(10.1)%
Income tax expense, net	-	0.0%	(26)	(0.6)%	(17)	(0.2)%	(74)	(0.7)%
Net loss	$(179)	(4.8)%	$(233)	(5.3)%	$(575)	(5.3)%	$(1,201)	(10.8)%
Basic and diluted net loss per share	$(0.00)		$(0.01)		$(0.01)		$(0.03)

					As of
					September 30, 2015		December 31, 2014
Balance sheet data:					(Dollars in thousands)
Cash and cash equivalents and accounts receivable					$2,649		$2,094
Fixed assets, net					40		25
Total assets					6,087		4,874
Long-term liabilities					14		2
Working capital					2,218		2,568

	Three months ended September 30,				Nine months ended September 30,
	2015		2014		2015		2014
Case sale data (288-ounce equivalent):
Finished product cases	289,000		330,000		827,000		821,000

Quarter Ended September 30, 2015 Compared to Quarter Ended September 30, 2014

Revenue

For the quarter ended September 30, 2015,  revenue was approximately $3.8 million, a decrease of $612,000, or 14.0% from $4.4 million in revenue for the quarter ended September 30, 2014. This was affected by a case sales volume decrease of 12% compared to the same period in 2014. The decrease in  case sales resulted primarily from our decision not to engage in two lower margin seasonal promotional programs in the third quarter of 2015, which we offered in the comparable quarter in 2014. The decrease in revenue is also due to foreign exchange translation adjustments from Canadian sales given the continued weakness of the Canadian dollar throughout the quarter compared to the third quarter in 2014.

For the quarter ended September 30, 2015, trade spend and promotion allowances, which offset revenue, totaled $454,000, a decrease of $14,000 or 3.0%, from $468,000 in 2014 primarily due to lower case volume partially offset by higher per case promotion costs in 2015 as compared to 2014.

Gross Profit

For the quarter ended September 30, 2015, gross profit decrease by approximately $101,000 or 9.6%, to $0.9 million compared to $1.05 million for the quarter ended September 30, 2014 due to the 12%  decrease in case sale volume net of the favorable impact on cost of goods by shifting more production to Canadian operations given the Canadian-U.S. dollar exchange rate during the quarter. For the quarter ended September 30, 2015 gross margin as a percentage of revenue increased to 25.2% from 24.0% for the quarter ended September 30, 2014.

Selling and Marketing Expenses

Selling and marketing expenses for the quarter ended September 30, 2015 were approximately $501,000, a decrease of $91,000, or 15.4%, from $592,000 for the quarter ended September 30, 2014, due to continued tight management of operating expenses and reflecting our variable compensation model. Selling and marketing expenses as a percentage of revenue decreased to 13.4% for the quarter ended September 30, 2015, from 13.5% in 2014. We will continue to balance selling and marketing expenses with our working capital resources.

General and Administrative Expenses

General and administrative expenses for the quarter ended September 30, 2015 were $445,000, a decrease of $190,000 or 29.9%, compared to $635,000 for the quarter ended September 30, 2014, due primarily to a decrease in rent expense with our office move in March 2015 as well as a decrease in depreciation and stock based compensation. General and administrative expenses as a percentage of revenue decreased to 11.8% for the quarter ended September 30, 2015 from 14.5% in 2014. We will continue to balance general and administrative expenses with our working capital resources.

Income Tax Expense

We had no income tax expense for the quarter ended September 30, 2015, compared to $26,000 for the quarter ended September 30, 2014, primarily related to the tax provision on income from our Canadian operations. We have not recorded any tax benefit for the loss in our U.S. operations as we have recorded a full valuation allowance on our U.S. net deferred tax assets. We expect to continue to record a full valuation allowance on our U.S. net deferred tax assets until we sustain an appropriate level of taxable income through improved U.S. operations. Our effective tax rate is based on recurring factors, including the forecasted mix of income before taxes in various jurisdictions, estimated permanent differences and the recording of a full valuation allowance on our U.S. net deferred tax assets.

Net Loss

Net loss for the quarter ended September 30, 2015 improved to $179,000 from a net loss of $233,000 for the quarter ended September 30, 2014 due to the decrease in operating expenses as discussed above.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Revenue

For the nine months ended September 30, 2015,  revenue was approximately $10.9 million, a decrease of $227,000, or 2.0% from $11.1 million in revenue for the nine months ended September 30, 2014, despite an increase in case sale volume of 1% compared to the nine months ended September 30, 2014.  The decrease in revenue was affected by foreign exchange translation adjustments from Canadian sales given the continued weakness of the Canadian dollar throughout the nine-month period.

For the nine months ended September 30, 2015, trade spend and promotion allowances, which offset revenue, totaled $1,067,000, a decrease of $141,000 or 11.7%, from $1,208,000 in 2014 primarily due to lower per case promotional costs in 2015 as compared to 2014.

Gross Profit

For the nine months ended September 30, 2015, gross profit increased by approximately $128,000 or 4.9%, to $2.7 million compared to $2.6 million for the nine months ended September 30, 2014 due to the increase in case sale volume mentioned above and the favorable impact on cost of goods by shifting more production to Canadian operations given the Canadian-U.S. dollar exchange rate during the year.  For the nine months ended September 30, 2015 gross margin as a percentage of revenue increase to 25.1% from 23.5% for the nine months ended September 30, 2014

Selling and Marketing Expenses

Selling and marketing expenses for the nine months ended September 30, 2015 were approximately $1.46 million, a decrease of $219,000, or 13.0%, from $1.7 million for the nine months ended September 30, 2014, due to continued tight management of operating expenses. Selling and marketing expenses as a percentage of revenue decreased to 13.4% for the nine months ended September 30, 2015, from 15.1% in 2014. We will continue to balance selling and marketing expenses with our working capital resources.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2015 were $1.6 million, a decrease of $424,000 or 21.0%, compared to $2.0 million for the nine months ended September 30, 2014, due primarily to a decrease in rent expense with our office move in March 2015 as well as a decrease in depreciation and stock based compensation. General and administrative expenses as a percentage of revenue decreased to 14.6% for the nine months ended September 30, 2015 from 18.2% in 2014. We will continue to balance general and administrative expenses with our working capital resources.

Income Tax Expense

We had income tax expense of $17,000 for the nine months ended September 30, 2015, compared to $74,000 for the nine months ended September 30, 2014, primarily related to the tax provision on income from our Canadian operations. We have not recorded any tax benefit for the loss in our U.S. operations as we have recorded a full valuation allowance on our U.S. net deferred tax assets. We expect to continue to record a full valuation allowance on our U.S. net deferred tax assets until we sustain an appropriate level of taxable income through improved U.S. operations. Our effective tax rate is based on recurring factors, including the forecasted mix of income before taxes in various jurisdictions, estimated permanent differences and the recording of a full valuation allowance on our U.S. net deferred tax assets.

Net Loss

Net loss for the nine months ended September 30, 2015 improved to $575,000 from a net loss of $1,201,000 for the nine months ended September 30, 2014 due to the increase in our gross profit as well as a decrease in our operating expenses discussed above.

Liquidity and Capital Resources

As of September 30, 2015, we had cash and cash-equivalents of approximately $491,000 and working capital of $2.2 million. Cash used in operations during the nine months ended September 30, 2015 totaled $711,000 compared to $1.6 million, for the same period a year ago. The decrease in cash used in operations compared to the same period a year ago is primarily due to an increase in our gross profit as well as a decrease in operating expenses. We incurred a net loss of $ 575,000 for the nine months ended September 30, 2015.

As of the date of this Report, we believe that our current cash and cash equivalents, combined with our Loan Facility and anticipated cash from operations, will be sufficient to meet our anticipated working capital requirements through the next twelve months.  Our Loan Facility (described below), is available for our working capital needs.

We have a revolving secured Loan Facility with CapitalSource Business Finance Group  (previously known as BFI Business Finance). The Loan Facility allows us to borrow a maximum aggregate amount of up to $2.0 million based on eligible accounts receivable and inventory. As of September 30, 2015, our eligible borrowing base was approximately $1.6 million, of which we had drawn down $329,000. The Loan Facility is available for future borrowing, as discussed further in Note 3.

As we announced in our Current Report on Form 8-K filed on November 3, 2015, we entered into a product and supply agreement with 7 Eleven, Inc. for distribution beginning in 2016.  We anticipate that we will build inventory for this agreement beginning in the late fourth quarter of 2015 into the first quarter of 2016, using our cash and our Loan Facility. We cannot predict the amount, timing or frequency of product shipments under this agreement and as such, our revenue results and working capital requirements may vary significantly on a quarter-to-quarter basis.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our case sales goals and otherwise successfully execute our operating plan. We believe it is imperative to meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our business plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible.

The uncertainties relating to our ability to successfully execute on our business plan and finance our operations continue to raise substantial doubt about our ability to continue as a going concern. Our financial statements for the periods presented were prepared assuming we would continue as a going concern, which contemplates that we will continue in operation for the foreseeable future and will be able to realize assets and settle liabilities and commitments in the normal course of business. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that could result should we be unable to continue as a going concern.

Seasonality

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

See the information concerning our critical accounting policies included under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities Exchange Commission on March 25, 2015. There have been no material changes in our critical accounting policies during the three months ended September 30, 2015.

ITEM 4. CONTROLS AND PROCEDURES.

Procedures

(a) Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). Management, under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of  September 30, 2015. Based on that evaluation, our Chief Executive Officer and Principal Financial Officer concluded that these disclosure controls and procedures were effective as of September 30, 2015.

(b) Changes in internal controls

There were no changes in our internal controls over financial reporting during the three months ended  September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II – OTHER INFORMATION

ITEM 6.EXHIBITS

31.1	Certification by Jennifer L. Cue, Chief Executive Officer and Principal Financial Officer, pursuant to Rule 13a-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)
32.1

Certification by Jennifer L. Cue, Chief Executive Officer and Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

______________________________________

*   Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 13, 2015

JONES SODA CO.
By:	/s/ Jennifer L. Cue
Jennifer L. Cue
Chief Executive Officer and Principal Financial Officer